CROWN AUTO HOLDINGS
2760 SOUTH STATE STREET
SALT LAKE CITY, UTAH, USA 84115 801 541-4181
Via EDGAR

April 28, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:      Lilyanna L. Peyser, Staff Attorney

Re:         Crown Auto Holdings, Inc.
Registration Statement on Form S-1
Filed January 10, 2011
File No.: 333-171624

Dear Ms. Peyser:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated February 8, 2011 by Lilyanna L. Peyser, Staff Attorney of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crown Auto Holdings

/s/Jim Katsanevas
By:	Jim Katsanevas
Chief Executive Officer